GRUPO CARSO, S.A. DE C.V.

August 5, 2003

03 AUG -7 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029098

SUPPL

Ref.: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached please find the relevant matters of Grupo Carso, S.A. de C.V., related to a resolution of the Board of Directors Meeting, of such Company, held on August 4th, 2003.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange "BMV"), in accordance with Mexican legislation.

Sincerely,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Act. Gonzalo Lira Coria
Attorney in fact

Encl.

Relevant topic of Grupo Carso, S.A. de C.V.

Date of entry at BMV: August 4th. 2003, at 20:39 Hrs.

Prefix: EVENTORE

Quotation Code: GCARSO

Date: 08/04/03

Firm Name: GRUPO CARSO, S.A. DE C.V.

Place: México, D.F.

Matter: GRUPO CARSO REPORTS THE SHUT DOWN OF ITS PRIMARY ALUMINUM PRODUCTION LINE AT ALUDER, A FACILITY LOCATED AT VERACRUZ, PROPERTY OF ALMEXA ALUMINIO, S.A. DE C.V.

Relevant matters: The resolution approved today by the Board of Directors of Grupo Carso refers exclusively to the primary aluminum production line at Aluder, property of Almexa Aluminio, S.A. de C.V. (indirect subsidiary of Grupo Carso). The rest of the operations performed at said facility will continue normally. This decision was made, due to the significant increment of electric energy, its main production cost. Despite substantial reductions of other cost and expenses made, they were not enough to compensate the impact of energy increase. Company estimates a charge of around $420 million pesos, derived from the valuation of fixed assets of this operation, in accordance with accounting principles.